Exhibit 99.1

Infosys Plans to List its ADS on the NYSE Euronext

Bangalore – November 30, 2012: Infosys, a global leader in consulting and technology, today announced that it will be transferring the listing of its American Depositary Shares (ADS) to the New York Stock Exchange (NYSE) from the NASDAQ Global Select Market (NASDAQ). The company is also seeking to list its ADS on the Paris and London exchanges of NYSE Euronext.

Infosys’ ADS will begin trading on the NYSE Euronext markets in the U.S. under the ticker symbol ‘INFY’ on December 12, 2012. Until the transfer is complete, Infosys ADS will continue to trade in the U.S. under the ticker symbol ‘INFY’ on the NASDAQ. Once the separate Euronext listing process is complete, Infosys’ ADS will begin trading on the NYSE Euronext markets in Paris and London.

The NYSE Euronext listing will not change Infosys float, share/ADR count and capital structure.

“Our decision to transfer our American Depositary Shares listing to NYSE is motivated by a desire to leverage the NYSE Euronext partnership to empower our investor base, increase access to our stock for European investors and broaden the trading window available for our global investors,” said S. D. Shibulal, CEO and MD, Infosys. “We thank NASDAQ for the support and partnership we received from them as we took the Infosys brand to the global market. We look forward to a strong and long engagement with NYSE Euronext.”

“Infosys is a global leader in consulting, technology and outsourcing, and we welcome the company’s decision to transfer its listing to the NYSE,” said Duncan Niederauer, CEO, NYSE Euronext. “Infosys will benefit greatly from our leading global community, superior visibility platform, and innovative market structure and technology. We look forward to building an outstanding partnership with Infosys and its shareholders in order to further unlock the company’s potential.”

About Infosys

Infosys partners with global enterprises to drive their innovation-led growth. That’s why Forbes ranked Infosys 19th among the top 100 most innovative companies. As a leading provider of next-generation consulting, technology, and outsourcing solutions, Infosys helps clients in more than 30 countries realize their goals. Visit www.infosys.com and see how Infosys, with its 150,000+ people, is Building Tomorrow’s Enterprise® today.

About NYSE Euronext

NYSE Euronext (NYX) is a leading global operator of financial markets and provider of innovative trading technologies. The company’s exchanges in Europe and the United States trade equities, futures, options, fixed-income and exchange-traded products. With approximately 8,000 listed issues (excluding European Structured Products), NYSE Euronext’s equities markets—the New York Stock Exchange, NYSE Euronext, NYSE Amex, NYSE Alternext and NYSE Arca—represent one-third of the world’s equities trading, the most liquidity of any global exchange group. NYSE Euronext also operates NYSE Liffe, one of the leading European derivatives businesses and the world’s second-largest derivatives business by value of trading. The company offers comprehensive commercial technology, connectivity and market data products and services through NYSE Technologies. NYSE Euronext is in the S&P 500 index, and is the only exchange operator in the S&P 100 index and Fortune 500. For more information, please visit: http://www.nyx.com.

Safe Harbor

Certain statements in this release concerning the transfer of the listing of our ADS to the NYSE Euronext are forward-looking statements, which involve a number of risks and uncertainties that could cause actual results to differ materially from those in such forward-looking statements. The risks and uncertainties relating to these statements include, but are not limited to, our ability to undertake the transactions and receive the approvals necessary to transfer our listing to the NYSE Euronext and to list our ADS’s on the NYSE and the NYSE Euronext markets in Paris and London. The company does not undertake to update any forward-looking statements that may be made from time to time by or on behalf of the company.

Contact

Investor Relations	Avishek Lath, India +91 (80) 4116 7744 avishek_lath@infosys.com	Sandeep Mahindroo, US + 1 (646) 254 3133 sandeep_mahindroo@infosys.com

Media Relations	Sarah Vanita Gideon, India +91 (80) 4156 4998 Sarah_Gideon@infosys.com	Danielle D’Angelo, USA +1 (510) 859 5783 Danielle_Dangelo@infosys.com